UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 30, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On July 3, 2017, Denbury Resources Inc. issued a press release announcing that it closed the previously announced acquisition of a 23% non-operated working interest in the Salt Creek Field in Wyoming on June 30, 2017, for cash consideration of $71.5 million before purchase price adjustments. A copy of the press release is filed as Exhibit 99.1 hereto.

The information furnished in this Item 7.01 shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission, whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated July 3, 2017.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: July 3, 2017   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated July 3, 2017.



News

DENBURY ANNOUNCES CLOSING OF ACQUISITION OF INTEREST IN ROCKIES CO$_2$ FLOOD; RELEASE DATE FOR SECOND QUARTER 2017 RESULTS AND CONFERENCE CALL

PLANO, TX – July 3, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced it closed the previously announced acquisition of a 23% non-operated working interest in Salt Creek Field in Wyoming on June 30, 2017, for cash consideration of $71.5 million before purchase price adjustments.

Denbury will host a conference call to review and discuss second quarter 2017 financial and operating results on Tuesday, August 8, 2017 at 10:00 A.M. (Central). The Company plans to issue its financial and operating results prior to the market opening on the same day. Individuals who would like to participate should dial the applicable dial-in number listed below ten minutes before the scheduled start time.

> **What:** Denbury Resources Second Quarter 2017 Results Conference Call
> **Date:** Tuesday, August 8, 2017
> **Time:** 10:00 A.M. (Central) / 11:00 A.M. (Eastern)
> **Dial-in numbers**: 800.230.1093 (domestic) and 612.332.0226 (international)
> **Conference ID number:** 361973

A live presentation webcast of the conference call will be available on the Company's website at www.denbury.com. The webcast will be archived on the website and a telephonic replay will be accessible for at least one month after the call by dialing 800.475.6701 (domestic) or 320.365.3844 (international) and entering the conference ID number: 361973.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO$_2$ enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

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DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383